

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 29, 2024

James Chae
Chief Executive Officer
Yoshiharu Global Co.
6940 Beach Blvd., Suite D-705
Buena Park, CA 90621

> **Re: Yoshiharu Global Co.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2024**
> **File No. 333-278840**

Dear James Chae:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Ogurick